Exhibit 99.1

For Immediate Release

CNOOC Ltd Announces Its Remarkable Q3 Result
15.2% Increase in Net Production and 69.1% Surge in Revenue

(Hong Kong, October 28 , 2008) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK:  0883) announced today that its total revenue (unaudited) amounted to RMB30.9 billion (equivalent to US$4.5 billion) for the third quarter of 2008, representing a significant increase of 69.1% year-on-year (“YOY”). The Company also achieved a total net daily production of 549,589 barrels of oil equivalent (“BOE”), a strong increase of 15.2% over last year.

During the period, the Company's oil and gas revenue (unaudited) reached RMB 30.5 billion (equivalent to US$4.5 billion), representing a YOY increase of 67.9%. For the first three quarters, the Company’s total oil and gas revenue (unaudited) hit RMB 84.95 billion (US$12.16 billion) with an increase of 65.3%.

For the third quarter, the Company’s net production in offshore China recorded 480,857 BOE per day. Among which, crude and liquid production reached 407,712 barrels per day while gas production was 424 million cubic feet per day respectively. The 15.2% production growth offshore China is mainly attributable by new projects came on stream in 2008, which are Xijiang 23-1, Wenchang oilfields and new platform of Penglai 19-3 phase II. For the period, net production overseas increased by 15.6% YOY, which was 68,732 BOE per day.

For the third quarter, the Company’s realized crude price increased by 58.7%, reached US$106.94 per barrel. Its realized gas price was US$3.83 per thousand cubic feet, a YOY growth of 11.7%.

In the third quarter of 2008, the Company announced the successful start-up of two new projects, Wenchang oilfields and platform B of Penglai 19-3 phase II. For exploration, the Company made 4 new discoveries, namely Bozhong 29-5, Bozhong 35-2 and Bozhong 29-4S and Mila, three of which are independent discoveries in offshore China. The Company also successfully made seven appraisal wells offshore China in the period, five of which were drilled  in Jinzhou 25-1 structure, and are expected to be an impressive enhancement of the reserve base and its commercial value.

For the period, the Company’s capital expenditure proposal was well executed to support its tight development pipeline and exploration campaign. The Company's capital expenditure increased by 44.9% YOY to approximately RMB10.19 billion (approximately US$1.49 b illion).

Mr. Fu Chengyu, Chairman and CEO of the Company commented, ”The Company has strived to optimize its operating fundamentals as well as leverage external operating environments to serve its corporate value. The remarkable Q3 result shows our effective achievements in both hands.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei

General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:    Sharon.fung@knprhk.com